SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: February 3, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation announces further progress on Lax-101 Clinical
Development for Huntington's Disease.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: February 3, 2003






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4























                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: 415-389-4755
Email: mile.coffee@amarincorp.com

                     AMARIN CORPORATION ANNOUNCES FURTHER PROGRESS
            ON LAX-101 CLINICAL DEVELOPMENT FOR HUNTINGTON'S DISEASE

                -- Conference Call to Provide Company Update --

     LONDON, United Kingdom, February 3, 2003 -- Amarin Corporation plc (NASDAQ: AMRN) (Amarin) and its partner, Laxdale Ltd announced today their intention to conduct an additional Phase III study to support a New Drug Application (NDA) for LAX-101. This was determined after a meeting with the Food and Drug Administration (FDA) on January 29, 2003. LAX-101 is a novel and proprietary product being developed for treatment of the symptoms of Huntington's Disease (HD). LAX-101 has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the U.S. and Europe.

     Rick Stewart, Amarin's chief executive officer stated, "The decision to conduct a second Phase III study is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the "intent to treat" patient population in the first Phase III study. We were encouraged by the results of our previously announced Phase III trial and look forward to finalizing our protocol with the FDA for our second Phase III trial."

     Amarin announced on October 28, 2002 preliminary data from a Phase III study conducted in a multi-center, double-blind, randomized, placebo-controlled study of LAX-101, which enrolled 135 patients with HD. The primary endpoint in that trial was the change over a one-year period in the Total Motor Score 4 (TMS-4) subscale of the Unified Huntington's Disease Rating Scale (UHDRS), the standard rating scale for trials in this disease. While trends favored LAX-101 over placebo, statistical significance was not reached, when measured in the intent-to-treat population (all patients entering the study, including those who dropped out or did not comply with the protocol). Significant results were achieved in the subset of patients evaluated (those completing the study in compliance with protocol requirements). The study also produced trends in favor of LAX-101 in several secondary endpoints. LAX-101 was found to be well tolerated by patients throughout the study. The incidence and types of adverse events reported were similar in the placebo and drug groups.

     "As previously noted, the results of the initial Phase III trial, while not statistically significant in the intent to treat group, were invaluable in demonstrating benefit in certain patients with Huntington's Disease in the per protocol group, and providing information which will allow us to design a further Phase III clinical study with Laxdale in support of the submission of an NDA. We look forward to partnering with Laxdale to pursue further development as soon as possible," Mr. Stewart added.


     Huntington's disease is an autosomal-dominant genetic disease that has been diagnosed in approximately 30,000 patients in the U.S. The gene for HD causes the formation of abnormal proteins due to multiple repeats in a segment of the DNA of affected patients. In the U.S. it is estimated that in addition to the approximately 30,000 patients with a clinical diagnosis of HD, there are an additional number of individuals with the HD gene who are pre-symptomatic, who will eventually develop the disease. Because HD generally strikes patients during their peak earning potential years (30-50 years old) and because patients with end-stage disease require continuous nursing care, often in institutions, the annual cost to the U.S. economy for HD has been estimated to be as high as $2.5 billion.

Conference Call Information
     Amarin management will hold a conference call at 11:15 a.m. EST today, Monday, February 3, 2003. To access the call, dial 888-881-4892 for domestic and 416-640-4127 for international. An audio replay will be available for seven days; domestic callers dial 877-289-8525 and international callers dial 416-640-1917. The passcode for the replay is 236321.
About Amarin
     Amarin Corporation, plc (Nasdaq: AMRN) is a specialty pharmaceutical company focused on neurology and pain management. Amarin has multiple pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar ( tm ) (selegiline orally dissolving products) for Parkinson's disease and LAX-101, a proprietary compound for Huntington's Disease.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update these statements.